Exhibit 3.4

CERTIFICATE OF FORMATION

OF

OAS GP LLC

This Certificate of Formation of OAS GP LLC, dated June 24, 2014, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

FIRST. The name of the limited liability company is OAS GP LLC.

SECOND. The address of its registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Nickolas J. Lorentzatos
Nickolas J. Lorentzatos
Authorized Person